FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/20/2012

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: February 20, 2013

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2012 and 2011 and

for the years ended on December 31, 2012, 2011 and 2010

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Income Statements

		Year ended December 31,
	Notes	2012	2011	2010

Net sales	5	8,608,054	9,122,832	7,339,901
Cost of sales	6	(6,871,090)	(7,020,127)	(5,560,201)

Gross profit		1,736,964	2,102,705	1,779,700

Selling, general and administrative expenses	7	(809,181)	(839,362)	(738,304)
Other operating (expenses) income, net	9	(11,881)	(11,495)	2,162

Operating income		915,902	1,251,848	1,043,558

Interest expense		(144,439)	(100,712)	(72,953)
Interest income		19,226	39,981	87,323
Other financial (expenses) income, net	10	7,865	(239,691)	114,867

Equity in (losses) earnings of non-consolidated companies	3 & 14	(346,833)	10,137	12,867

Income before income tax expense		451,721	961,563	1,185,662

Income tax expense	11	(264,567)	(311,656)	(406,193)

Profit for the year		187,154	649,907	779,470

Attributable to:
Equity holders of the Company		139,235	513,540	622,076
Non-controlling interest		47,919	136,367	157,394

Profit for the year		187,154	649,907	779,470

Weighted average number of shares outstanding		1,963,076,776	1,968,327,917	2,004,743,442

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.07	0.26	0.31

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2012	2011	2010

Profit for the period	187,154	649,907	779,470

Other comprehensive income:
Currency translation adjustment	(149,551)	(422,230)	30,494
Changes in the fair value of derivatives classified as cash flow hedges	17,556	14,134	14,729
Income tax relating to cash flow hedges	(2,808)	(6,701)	(4,419)

Other comprehensive income from participation in non-consolidated companies:
Currency translation adjustment	(275,897)	(11,403)	5,421
Changes in the fair value of derivatives classified as cash flow hedges	1,438	-	-
Others	(1,961)	-	-

Other comprehensive (loss) income for the period, net of tax	(411,223)	(426,200)	46,225

Total comprehensive income for the period	(224,069)	223,707	825,695

Attributable to:
Equity holders of the Company	(188,258)	172,862	684,635
Non-controlling interest	(35,811)	50,845	141,060

Total comprehensive income for the period	(224,069)	223,707	825,695

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Financial Position

		Balance as of
	Notes	December 31, 2012		December 31, 2011
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,438,117		3,969,187
Intangible assets, net	13	965,206		977,711
Investments in non-consolidated companies	14	1,710,514		94,875
Other investments	15	7,137		14,087
Deferred tax assets	21	12,541		8,101
Receivables, net	16	72,827		124,201
Trade receivables, net	17	5,029	7,211,371	7,526	5,195,688

Current assets
Receivables	16	187,212		91,516
Derivative financial instruments	23	64		50
Inventories, net	18	2,000,137		2,123,516
Trade receivables, net	17	735,140		745,904
Sidor financial asset	27	-		136,294
Other investments	19	160,750		281,676
Cash and cash equivalents	19	560,307	3,643,610	2,158,044	5,537,000

Non-current assets classified as held for sale			12,018		10,374

			3,655,628		5,547,374

Total assets			10,866,999		10,743,062

EQUITY
Capital and reserves attributable to the company’s equity holders			5,420,883		5,756,371

Non-controlling interest			1,074,763		1,084,827

Total equity			6,495,646		6,841,198

LIABILITIES
Non-current liabilities
Provisions	20	17,499		15,340
Deferred income tax	21	682,091		740,576
Other liabilities	22	224,956		196,974
Trade payables		18,337		21,096
Derivative financial instruments	23	271		-
Borrowings	24	1,302,753	2,245,907	948,495	1,922,481

Current liabilities
Current tax liabilities		153,071		106,625
Other liabilities	22	88,540		112,923
Trade payables		762,225		682,292
Derivative financial instruments	23	-		29,902
Borrowings	24	1,121,610	2,125,446	1,047,641	1,979,383

Total liabilities			4,371,353		3,901,864

Total equity and liabilities			10,866,999		10,743,062

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,102	5,756,371	1,084,827	6,841,198

Profit for the period							139,235	139,235	47,919	187,154
Other comprehensive income (loss) for the period
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)
Total comprehensive income for the period	-	-	-	13,039	-	(340,531)	139,235	(188,257)	(35,812)	(224,069)

Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	41,650	41,650

Balance at December 31, 2012	2,004,743	(150,000)	(23,295)	1,555,079	(2,324,866)	(1,204,884)	5,564,106	5,420,883	1,074,763	6,495,646

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS).

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares (3)	Initial public offering expenses	Reserves (4)	Capital stock issue discount (5)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2011	2,004,743	-	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

Profit for the period							513,540	513,540	136,367	649,907
Other comprehensive income (loss) for the period
Currency translation adjustment						(346,921)		(346,921)	(86,712)	(433,633)
Cash flow hedges, net of tax				6,243				6,243	1,190	7,433
Total comprehensive income for the period	-	-	-	6,243	-	(346,921)	513,540	172,862	50,845	223,707

Dividends paid in cash (6)				(99,329)			(47,902)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(140,579)	(140,579)
Repurchase of own shares to Usiminas (3)		(150,000)						(150,000)	-	(150,000)
Contributions from non-controlling shareholders in consolidated subsidiaries (7)								-	39,200	39,200

Balance at December 31, 2011	2,004,743	(150,000)	(23,295)	1,542,040	(2,324,866)	(864,353)	5,572,102	5,756,371	1,084,827	6,841,198

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2011, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) See note 30.

(4) Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (14.9) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(5) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(6) Represents USD 0.075 USD per share (USD 0.75 per ADS).

(7) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2010	2,004,743	(23,295)	1,726,216	(2,324,866)	(570,844)	4,484,388	5,296,342	964,897	6,261,239

Profit for the period						622,076	622,076	157,394	779,470
Other comprehensive income (loss) for the period
Currency translation adjustment					53,412		53,412	(17,497)	35,915
Cash flow hedges, net of tax			9,147				9,147	1,163	10,310
Total comprehensive income for the period	-	-	9,147	-	53,412	622,076	684,635	141,060	825,695

Dividends paid in cash (5)			(100,237)				(100,237)		(100,237)
Dividends paid in cash by subsidiary companies							-	(38,304)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries							-	4,900	4,900
Acquisition of business							-	62,808	62,808

Balance at December 31, 2010	2,004,743	(23,295)	1,635,126	(2,324,866)	(517,432)	5,106,464	5,880,740	1,135,361	7,016,101

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2010, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, distributable reserves under Luxembourg law for USD 101.4 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (22.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.05 USD per share (USD 0.50 per ADS).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2012	2011	2010

Cash flows from operating activities
Profit for the period		187,154	649,907	779,470
Adjustments for:
Depreciation and amortization	12 & 13	370,855	395,989	374,201
Income tax accruals less payments	31 (b)	44,370	(260,264)	226,355
Equity in losses (earnings) of non-consolidated companies	3 & 14	346,833	(10,137)	(12,867)
Interest accruals less payments	31 (b)	816	43,047	(59)
Changes in provisions	20	5,754	29,932	5,543
Changes in working capital	31 (b)	23,533	(399,292)	(437,079)
Net foreign exchange results and others		75,777	173,188	(138,308)
Net cash provided by operating activities		1,055,092	622,370	797,256

Cash flows from investing activities
Capital expenditures	12 & 13	(1,022,592)	(577,001)	(339,378)
Acquisition of business/stake - purchase consideration
Purchase consideration	3	(2,243,610)	-	(75,000)
Cash acquired	3	-	-	6,593
Decrease (Increase) in other investments	15 & 19	127,875	588,212	(820,672)
Proceeds from the sale of property, plant and equipment		2,143	1,696	1,693
Proceeds from Sidor financial asset	27	136,719	133,084	767,382
Dividends received from non-consolidated companies	14	4,718	-	302
Contributions in non-consolidated companies	14	-	-	(302)
Net cash (used in) provided by investing activities		(2,994,747)	145,991	(459,382)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(147,231)	(100,237)
Dividends paid in cash by subsidiary companies		(15,902)	(140,579)	(38,304)
Contributions from non-controlling shareholders in consolidated subsidiaries		41,650	39,200	4,900
Repurchase of treasury shares	30	-	(150,000)	-
Proceeds from borrowings		1,284,659	666,180	35,441
Repayments of borrowings		(814,976)	(632,140)	(555,216)
Net cash provided by (used in) financing activities		348,200	(364,570)	(653,416)

(Decrease) Increase in cash and cash equivalents		(1,591,455)	403,791	(315,542)

Movement in cash and cash equivalents
At January 1,		2,158,044	1,779,295	2,093,800
Effect of exchange rate changes		(6,282)	(25,042)	1,037
(Decrease) Increase in cash and cash equivalents		(1,591,455)	403,791	(315,542)
Cash and cash equivalents at December 31, (1)		560,307	2,158,044	1,779,295

(1)   It includes restricted cash of USD 941, USD 248 and USD 12,343 as of December 31, 2012, 2011 and 2010, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 160,750, USD 281,676 and USD 848,800 as of December 31, 2012, 2011 and 2010, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	10
2	Basis of presentation	11
3	Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS	14
4	Accounting policies	17
5	Segment information	36
6	Cost of sales	40
7	Selling, general and administrative expenses	40
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	41
9	Other operating income (expenses), net	41
10	Other financial income (expenses), net	41
11	Income tax expense	42
12	Property, plant and equipment, net	43
13	Intangible assets, net	44
14	Investments in non-consolidated companies	45
15	Other investments, net – non current	46
16	Receivables, net - non-current and current	46
17	Trade receivables, net – non-current and current	47
18	Inventories, net	47
19	Cash, cash equivalents and other investments	48
20	Allowances and provisions – non-current and current	48
21	Deferred income tax	49
22	Other liabilities – non-current and current	50
23	Derivative financial instruments	52
24	Borrowings	54
25	Contingencies, commitments and restrictions on the distribution of profits	56
26	Earnings per share	60
27	Discontinued operations – Nationalization of Sidor	61
28	Related party transactions	61
29	Investments in Mexico	63
30	Repurchase of shares from Usiminas concurrently with secondary public offering	63
31	Other required disclosures	64
32	Recently issued accounting pronouncements	65
33	Financial risk management	66
34	Subsequent events	73

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

Notes to the Consolidated Financial Statements

1.                  GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of December 31, 2012, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.  On January 31, 2011, the Company filed with the SEC a registration statement on form F-3 relating to sales of equity and debt securities.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

1.                  GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2012 and 2011, this special tax reserve amounted to USD 7.6 billion and USD 7.7 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.                  BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2013), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 20, 2013.

Detailed below are the companies whose financial statements have been consolidated in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2012	2011	2010

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l. (1)	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (2)	Switzerland	Services	100.00%	100.00%	-
Ternium Brasil S.A. (3)	Brazil	Holding	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (4)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ylopa - Servicos de Consultadoria Lda. (5)	Portugal	Holding	-	-	94.38%
Consorcio Siderurgia Amazonia S.L. (formerly Consorcio Siderurgia Amazonia S.L.U.) (6)	Spain	Holding	94.38%	94.38%	94.38%
Secor - Servicios Corporativos S.A. (6)	Venezuela	Holding	94.53%	94.38%	94.38%
Ternium Internacional España S.L.U. (3)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderar S.A.I.C. (7)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (8)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (8)	Uruguay	Holding	60.94%	60.94%	60.94%
Inversiones Basilea S.A. (9)	Chile	Purchase and sale of real estate and other	-	60.94%	60.94%
Ternium Mexico S.A. de C.V. (10)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (11)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (11)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (11)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (11)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (11)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (formerly Sefimsa S.A. de C.V.) (12)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.72%
Neotec L.L.C. (11)	USA	Holding	88.72%	88.72%	88.72%
Treasury Services S.A. de C.V. (11)	Mexico	Financial Services	88.72%	88.72%	88.72%
APM, S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (11)	Mexico	Holding	88.72%	88.72%	88.72%
Empresas Stabilit S.A. de C.V. (13)	Mexico	Holding	-	-	88.72%
Acerus S.A. de C.V. (11)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Imsa Monclova S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%
Ternium Internacional Guatemala S.A. (14)	Guatemala	Selling of steel products	99.98%	99.98%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (11)	Mexico	Services	88.72%	88.72%	88.72%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2012	2011	2010

Ternium USA Inc. (11)	USA	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Servicios Integrales Nova de Monterrey S.A. de C.V. (15)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%
Ternium Guatemala S.A. (16)	Guatemala	Manufacturing and selling of steel products	-	-	88.72%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	88.18%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	88.01%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	88.66%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	88.72%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Figuraciones S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A.	Colombia	Scrap services company	32.40%	32.40%	32.40%
Recolectora Industrial de Colombia S.A. (18)	Colombia	Scrap services company	-	-	28.70%
Desechos Industriales de Colombia S.A. (18)	Colombia	Scrap services company	-	-	29.70%
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Investments Switzerland AG (3)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (21)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional Perú S.A. (22)	Peru	Marketing of steel products	-	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (formerly Ternium Internacional de Colombia S.A.) (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (23)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (20)	Netherlands	Financial Services	100.00%	100.00%	100.00%
Ferrasa Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (24)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

2.                  BASIS OF PRESENTATION (continued)

(1) Incorporated in the fourth quarter of 2010.

(2) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%. Incorporated in the first quarter of 2011.

(3) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(4) Indirectly through Ternium Brasil S.A. Total voting rights held: 100.00%. Incorporated during 2010.

(5) This company was dissolved as of December 27, 2011.

(6) Since December 27, 2011, indirectly through Ternium Investments S.á.r.l. (85.77%) and Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%. Before that, indirectly through Ylopa – Servicos de Consultadoría Lda.

(7) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(8) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(9) This company was dissolved as of November 14, 2012.

(10) Indirectly through Siderar S.A.I.C., Inversiones Basilea S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(11) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 100.00%.

(12) Indirectly through Ternium Mexico S.A. de C.V.  and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(13) Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.

(14) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(15) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%.

(16) This company was merged with Ternium Internacional Guatemala, S.A. during the first quarter of 2011.

(17) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3.)

(18) These companies were sold during the second quarter of 2011.

(19) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%. Incorporated during 2010. (See note 31.)

(20) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(21) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(22) This company was dissolved as of February 18, 2012.

(23) Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(24) Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%. Incorporated during 2010. (See note 3.)

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Caixa dos Empregados da Usiminas (Usiminas employee pension fund, or CEU) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

With strategically located facilities near the main consumers of steel in Brazil and iron ore mines in the Serra Azul region, Usiminas is organized under four main business units: Mining, Steel, Steel Processing and Capital Goods.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid) and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

Ternium holds 35.6% of Usiminas’ voting rights over the control group and 22.71% of Usiminas’ ordinary shares, and has a participation in Usiminas’ results of 11.32%.

As of the date of issuance of these consolidated financial statements, the Company has completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397
Percentage of interest of the Company over opening net assets (1)	11.62%
Interest of the Company over opening net assets	1,126,306
Net assets at fair value vs. book value	534,531
Goodwill	582,773
Total Purchase consideration	2,243,610

(1) This percentage of interest is calculated considering treasury shares.

The Company has performed an impairment test over its investment in Usiminas as of December 31, 2012, and subsequently wrote down the investment by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand have been suffering downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations.

In 2012, the Company’s investment in Usiminas, which is accounted for under the equity method, contributed a total loss of USD 364 million mainly as a result of the above mentioned impairment of goodwill, a USD 51 million depreciation of the difference between the fair value and book value of net assets and a USD 37 million loss from Usiminas’ net losses in the year.

To determine the recoverable value, the Company used the value in use, which was calculated as the present value of the expected cash flows, considering the expected prices for the years covered by the projection. As of December 31, 2012 the discount rate used to test the investment in Usiminas for impairment was 9.6%.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

3.                  ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

As a result of this impairment charge and considering the results and all other adjustments to the equity, the investment in Usiminas as of December 31, 2012, is as follows:

Purchase consideration	2,243,610
Dividends received	(4,718)
Share of results	(88,556)
Other comprehensive income	(282,662)
Impairment charge	(275,334)
At December 31, 2012	1,592,340

The aggregated amounts disclosed as Other comprehensive income are mainly attributable to a currency translation adjustment generated by the investment in Usiminas being maintained in Brazilian real and are calculated as provided by IAS 21 “The effects of changes in foreign exchange rates”.

On February 18, 2013, Usiminas published its annual accounts as of and for the year ended December 31, 2012, which include the following information:

Summarized balance sheet (in million USD)	As of December 31, 2012

Assets
Non-current	10,763
Current	5,276
Total Assets	16,039

Liabilities
Non-current	(4,335)
Current	(2,645)
Total Liabilities	(6,980)

Minority interest	(932)

Shareholders' equity	8,127

Summarized income statement (in million USD)	As of December 31, 2012

Net sales	6,502
Cost of sales	(6,162)
Gross Profit	340
Selling, general and administrative expenses	(439)
Other operating expenses, net	-
Operating income	(99)
Financial income (expenses), net	(253)
Equity in earnings (losses) of associated companies	31
Income before income tax	(321)
Income tax expense	58
Net Income before minority interest	(263)
Minority interest in other subsidiaries	(56)
Net income (loss) for the year/period	(319)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

3.              ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

Ternium Investments and Siderar financed their BRL 4.1 billion share (approximately USD 2.2 billion) of the Usiminas acquisition with cash on hand and, in the case of Ternium Investments, a USD 700 million term loan with a syndicate of banks led by Credit Agricole Corporate and Investment Bank as administrative agent  (the “Ternium facility”).

Ternium Investments’ loans under the Ternium Facility are to be repaid in nine consecutive and equal semi-annual installments commencing on January 2013. The Ternium facility contains covenants customary for transactions of this type, including limitations to additional debt; limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and minimum cash requirements). There are no limitations to the payment of dividends or capital expenditures under the Ternium facility, except in case of non-compliance with the above mentioned covenants.

4.                  ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2011, except for the changes described below.

The Company has early-adopted the following standards, together with the consequential amendments to other IFRS, for the year ended December 31, 2012:

•    IFRS 10, “Consolidated financial statements”: IFRS 10 was issued in May 2011 and replaces all the guidance on control and consolidation in IAS 27, “Consolidated and separate financial statements”, and SIC-12, “Consolidation – special purpose entities”.  Full retrospective application is required in accordance with the transition provisions of the standard, unless impracticable, in which case the Company applies it from the earliest practicable date.

•     IFRS 11, “Joint arrangements”: IFRS 11 was issued in May 2011 and replaces all the guidance on joint arrangements included in IAS 31, “Interests in joint ventures”.

•     IFRS 12, “Disclosure of interests in other entities”: IFRS 12 was issued in May 2011, and provides disclosure requirements on interests in subsidiaries, associates, joint arrangements, and unconsolidated structured entities.

•     IAS 27, “Separate financial statements”: IAS 27 was amended in May 2011 following the issuance of IFRS 10. The revised IAS 27 deals only with the accounting for subsidiaries, associates and joint arrangements in the separate financial statements of the parent company.

The Company has applied the above standards retrospectively.  The above standards did not result in significant changes to the Company’s financial statements as at the date of the early adoption. Investments in joint ventures are shown together with investments in associates under the caption "Investments in non-consolidated companies". The main change is the deconsolidation of Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V., which was proportionately consolidated until December 31, 2011. Accordingly, no additional disclosures have been considered necessary. See also note 14.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)     Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Prior to January 1, 2012, the Company reported its interests in jointly controlled entities using proportionate consolidation.  The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities were combined on a line-by-line basis with similar items in the Company’s financial statements.  Where the Company transacted with its jointly controlled entities, unrealized profits and losses were eliminated to the extent of the Company’s interest in the joint venture.

The Company has early adopted IFRS 11, ‘Joint arrangements’, on January 1, 2012, and has applied the new policy of equity value for interests in joint ventures occurring on or after January 1, 2010, in accordance with the transition provisions of that Standard.  The Company recognizes its investment in joint ventures at the beginning of the earliest period presented (January 1, 2010) as the deemed cost of the Company’s investments in joint ventures for applying equity accounting.

Investments in non-consolidated companies are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

(b)     Foreign currency translation

(1)   Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional and presentation currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

Due to changes in the primary economic environment in which its Mexican subsidiaries operate and in accordance with International Financial Reporting Standards, the Company performed a functional currency review and concluded that the functional currency of its Mexican subsidiaries should change prospectively to the U.S. dollar, effective as of January 1, 2012. The main indicators of such change in economic environment are: an increase of revenues determined and denominated in U.S. dollars (which is expected to continue increasing); the elimination of Mexican import duties on steel products effective 2012; an increase in the weight of raw material costs with U.S. dollar-denominated prices; and a determination that capital expenditures in Mexico (which are made to increase supply capabilities in connection with growing automobile exports to the U.S. market) are mainly incurred in U.S. dollars.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates; and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

(c)     Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•     Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•     Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2012 and 2011, there are no instruments classified under this category;

•     Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•    Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2012 and 2011, there are no instruments classified under this category;

•     Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 33 "Financial Risk management".

(d)     Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-45 years
Production equipment	5-20 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) "Impairment").

(e)     Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining concessions

Mining license was recognized as a separate intangible asset upon the acquisition of the investment in Mexico and comprises the right to exploit the mines and is recognized at its fair value at acquisition date less accumulated amortization.

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50- year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2012 and 2011, is approximately 9% per year.

(3) Exploration costs

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure and amortization starts. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

As of December 31, 2012, the carrying amount of goodwill allocated to the Mexico CGU was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations. The carrying amount of goodwill allocated to other CGUs totaled USD 1.5 million.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2012, 2011 and 2010 totaled USD 8.8 million, USD 8.8 million and USD 5.7 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)     Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at post-tax rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2012 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 10.0%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Except for the impairment in connection with the investment in Usiminas, at December 31, 2012, 2011 and 2010, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see note 3 (a).

(g)     Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments are based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

(h)     Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including stripping costs, depreciation of fixed assets related to the mining activity and amortization of mine exploration costs for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (x) (4)).

(i)     Trade receivables and other receivables

Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.

A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. The amount of the loss is recognized in the income statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

(j)        Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

(k)   Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2012 and 2012 totals USD 12.0 million and USD 10.4 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)     Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)    Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(n)     Employee liabilities

(1) Pension obligations and other post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at year end, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

The Company has not early adopted the IAS 19 revised. The impact of adoption as of January 1, 2013, on the change in value of the pension plans is expected to be an approximately USD 88.0 million increase in the present value of unfunded obligations, with the corresponding impact recognized in equity.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.

(2)    Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)   Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

As of December 31, 2012 and 2011, the outstanding liability corresponding to the Program amounts to USD 15.2 million and USD 12.5 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2012 and 2011, is USD 16.6 million and USD 15.1 million, respectively.

(4)  Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)     Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(p)     Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)     Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.

Interest income is recognized on an effective yield basis.

(r)     Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2012, the capitalized borrowing costs are not material, amounting to USD 0.3 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

(s)     Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)     Removal of waste materials to access mineral deposits

Costs associated with the removal of overburden and other waste materials are usually known as stripping costs. Stripping costs can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

Until December 31, 2012, development stripping costs are expensed when incurred, while production stripping costs are included in the cost of the inventory produced (that is extracted) at each mine individually during the period they are incurred. The impact of stripping costs associated with development is non-material.

Commencing January 1, 2013, development stripping costs that contribute to the future economic benefits of mining operations are capitalized as tangible assets (work in progress). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(u)    Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 26).

(v)    Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2012, the effective portion of designated cash flow hedges amounts to USD 0.2 million (net of taxes) and is included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 32 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 34 "Financial risk management".

(w)    Segment information

Following the new internal organization and reporting used by the Chief Operating Decision Maker (“CODM”) for making decisions, allocating resources and assessing performance, the Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest. Under management view, it also includes the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (the Chief Executive Officer, “CEO”) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies, while under management view, these results are included considering 50% of the operations on a line by line basis.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

Comparative amounts have been reclassified to disclose the information according to the reportable segments as of December 31, 2012.

(x)    Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)   Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGU. Impairment testing of the CGU is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2012 was 10.0% and no impairment charge resulted from the impairment test performed.

(2)   Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)     Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 17.5 million and USD 15.3 million as of December 31, 2012 and 2011, respectively.

(4)   Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2012 and 2011, the Company recorded no allowance for net realizable value and USD 66.1 million and USD 59.9 million, respectively, as allowance for obsolescence.

(5)     Valuation of the Sidor financial asset

The Sidor financial asset recorded as a result of the nationalization of Sidor was treated as a receivable and valued at its amortized cost using the applicable effective interest rate. The discount rate used to measure this receivable at amortized cost was estimated on the basis of management's best estimate of market rates adjusted to reflect specific risks.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

The initial measurement of the receivable and its subsequent measurements until November 8, 2010, were performed on the basis of its discounted amount using an annual discount rate of 14.36%. This discount rate was estimated on the basis of the yield (13.3%) of Venezuelan sovereign debt with maturities similar to that of the receivable held by Ternium against CVG; however, as the Venezuelan sovereign debt with similar maturities was governed by New York law, while the receivable with CVG was governed by Venezuelan law, the discount rate was further adjusted to adequately reflect the specific risk of Ternium's receivable. After the rescheduling of the last unpaid installment agreed on December 18, 2010, the annual discount rate used to measure the receivable was estimated at 6.28%, on the basis of the specific risks associated to the third-party promissory notes received as guarantee for full payment of CVG obligations.

For further information on the Sidor nationalization and the rescheduling of the related receivable, refer to Note 27.

(6)     Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•    whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•    whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•    whether the carrying amount of the net assets of the entity is more than its market capitalization;

•    whether evidence is available of obsolescence or physical damage of an asset.

•    whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•    whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

4.                  ACCOUNTING POLICIES (continued)

None of the Company's CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (x) (1)), in 2012 and 2011, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas, see note 3 (a).

(7)     Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2012 and 2011, allowance for doubtful accounts totals USD 15.3 million and USD 16.1 million, respectively.

5.                  SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

Following the new internal organization and reporting used by the Chief Operating Decision Maker (“CODM”) for making decisions, allocating resources and assessing performance, the Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

5.                  SEGMENT INFORMATION (continued)

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest. Under management view, it also includes the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies, while under management view, these results are included considering 50% of the operations on a line by line basis.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

Comparative amounts have been reclassified to disclose the information according to the reportable segments as of December 31, 2012.

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,914,658)	(132,357)	175,925	(6,871,090)
Gross profit	1,686,476	58,341	(7,853)	1,736,964

Selling, general and administrative expenses (SG&A)	(804,690)	(4,491)	-	(809,181)
Other operating income, net	(12,261)	380	-	(11,881)

Operating income - IFRS	869,525	54,230	(7,853)	915,902

Management view

Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	798,368	266,209	(7,853)	1,056,724

Reconciliation items:

Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs Equity method)				(20,704)

Operating income - IFRS				915,902

Financial income (expense), net				(117,348)
Equity in earnings of non-consolidated companies				(346,833)

Income before income tax expense - IFRS				451,721

Depreciation and amortization - IFRS	(355,246)	(15,608)	-	(370,854)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2011
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	9,058,948	213,231	(149,347)	9,122,832
Cost of sales	(7,000,661)	(164,340)	144,875	(7,020,127)
Gross profit	2,058,287	48,891	(4,473)	2,102,705

Selling, general and administrative expenses (SG&A)	(833,431)	(5,931)	-	(839,362)
Other operating income, net	(10,788)	(707)	-	(11,495)

Operating income - IFRS	1,214,068	42,253	(4,473)	1,251,848

Financial income (expense), net				(300,422)
Equity in earnings of non-consolidated companies				10,137

Income before income tax expense - IFRS				961,563

Depreciation and amortization - IFRS	(379,352)	(16,637)	-	(395,989)

	Year ended December 31, 2010
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	7,265,669	201,921	(127,689)	7,339,901
Cost of sales	(5,517,236)	(170,654)	127,689	(5,560,201)
Gross profit	1,748,433	31,267	-	1,779,700

Selling, general and administrative expenses (SG&A)	(734,073)	(4,231)	-	(738,304)
Other operating income, net	4,666	(2,504)	-	2,162

Operating income - IFRS	1,019,026	24,532	-	1,043,558

Financial income (expense), net				129,237
Equity in earnings of non-consolidated companies				12,867

Income before income tax expense - IFRS				1,185,662

Depreciation and amortization - IFRS	(355,719)	(18,482)	-	(374,201)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

5.                  SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054

Non-current assets (1)	4,114,225	1,220,886	68,212	5,403,323

	Year ended December 31, 2011
	Mexico	Southern region	Other markets	Total

Net sales	4,544,807	2,980,256	1,597,769	9,122,832

Non-current assets (1)	3,631,484	1,230,370	85,044	4,946,898

	Year ended December 31, 2010
	Mexico	Southern region	Other markets	Total

Net sales	3,829,130	2,422,787	1,087,984	7,339,901

Non-current assets (1)	3,986,611	1,278,707	60,095	5,325,413

REVENUES BY PRODUCT

	Year ended December 31,
	2012	2011	2010

Semi-finished (1)	857	-	30
Hot rolled	2,495,684	2,749,607	2,264,308
Cold rolled	1,342,036	1,458,875	1,213,813
Coated (2)	2,808,765	2,926,301	2,410,849
Roll-formed and tubular (3)	611,551	657,262	487,381
Flat steel products	7,258,893	7,792,045	6,376,381

Semi-finished (4)	28,136	91,955	147,282
Hot rolled (5)	1,284,958	1,125,922	685,854
Long steel products	1,313,094	1,217,877	833,136

Other products	36,067	112,910	130,384

TOTAL SALES	8,608,054	9,122,832	7,339,901

(1) Semi-finished includes slabs.

(2) Coated includes hot-dipped galvanized, electrogalvanized, pre-painted, tin plate and tin-free steel.

(3) Roll-formed and tubular includes steel pipes, tubular products, beams, insulated panels, roofing and cladding, roof tiles and steel decks.

(4) Semi-finished includes billets and round bars.

(5) Hot rolled includes wire rod, bars and stirrups.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

6.                  COST OF SALES

	Year ended December 31,
	2012	2011	2010

Inventories at the beginning of the year	2,123,516	1,943,115	1,341,045
Acquisition of business	-	-	76,771
Translation differences	(103,129)	(227,982)	28,052
Plus: Charges for the period
Raw materials and consumables used and other movements	5,474,845	6,101,699	4,877,797
Services and fees	114,612	124,233	92,590
Labor cost	556,720	535,555	451,479
Depreciation of property, plant and equipment	306,584	313,871	286,896
Amortization of intangible assets	10,851	16,558	19,453
Maintenance expenses	387,672	332,357	320,861
Office expenses	7,360	5,631	5,342
Insurance	7,743	6,783	7,220
Charge of obsolescence allowance	12,289	6,197	11,598
Recovery from sales of scrap and by-products	(44,085)	(40,532)	(40,654)
Others	16,249	26,158	24,866

Less: Inventories at the end of the period	(2,000,137)	(2,123,516)	(1,943,115)
Cost of Sales	6,871,090	7,020,127	5,560,201

7.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2012	2011	2010

Services and fees (1)	97,443	96,750	110,317
Labor cost	212,820	205,938	170,673
Depreciation of property plant and equipment	8,788	15,057	16,906
Amortization of intangible assets	44,632	50,503	50,946
Maintenance expenses	6,904	17,648	11,099
Taxes	113,898	120,040	89,424
Office expenses	44,988	37,014	32,979
Freight and transportation	263,083	269,630	232,184
Increase of allowance for doubtful accounts	855	322	(392)
Others	15,770	26,460	24,168
Selling, general and administrative expenses	809,181	839,362	738,304

(1)   Includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries during the year ended December 31, 2012 that amounted to USD 4,228, including USD 3,569 for audit services, USD 296 for audit-related services, USD 159 for tax services and USD 204 for all other services.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

8.                  LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2012	2011	2010
Wages, salaries and social security costs	699,899	672,689	568,434
Termination benefits	37,176	38,093	27,547
Pension benefits (Note 22 (i))	32,465	30,711	26,171
Labor costs	769,540	741,493	622,152

9.                  OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011	2010

Results from the sale of sundry assets	3,916	(4,176)	(4,681)
Provision for legal claims and other matters (Note 20 and 25 (ii))	(5,754)	(29,932)	(5,543)
Fees related to the repurchase of shares from Usiminas (Note 30)	-	10,200	-
Others	(10,043)	12,413	12,386
Other operating (expenses) income, net	(11,881)	(11,495)	2,162

10.              OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2012	2011	2010

Net foreign exchange gain (1)	11,429	(236,098)	123,412
Change in fair value of financial instruments	11,041	7,968	1,545
Debt issue costs	(5,814)	(5,078)	(4,562)
Others	(8,791)	(6,483)	(5,528)
Other financial income, net	7,865	(239,691)	114,867

(1)   See note 4 (b)(1), in connection with the change in functional currency in Mexican subsidiaries.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

11.              INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2012	2011	2010
Current tax	(298,082)	(365,207)	(408,268)
Deferred tax (Note 21)	34,252	42,433	(2,344)
Deferred tax – effect of changes in tax rates	(5,769)	-	-
Effect of change in fair value of cash flow hedge	2,808	6,701	4,419
Recovery of income tax (1)	2,224	4,417	-
Income tax expense	(264,567)	(311,656)	(406,193)

(1) Represents gains recorded in 2011 and 2012 for several income tax claims filed against the tax authorities for which definitive favorable rulings were obtained in such years.

Income tax expense for the years ended December 31, 2012, 2011 and 2010 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2012	2011	2010
Income before income tax	451,721	961,563	1,185,662

Income tax expense at statutory tax rate	(208,748)	(288,352)	(363,500)
Non taxable income	1,013	5,929	2,593
Non deductible expenses	(53,289)	(28,198)	(40,956)
Unrecognized tax losses	-	(5,452)	(4,330)
Recovery of income tax	2,224	4,417	-
Effect of changes in tax rate	(5,769)	-	-
Income tax expense	(264,567)	(311,656)	(406,193)

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

12.              PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2012
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,103

Translation differences	(4,255)	(152,844)	(190,298)	(10,058)	(37,534)	(5,125)	(400,114)
Additions	32,653	703	10,541	5,375	907,618	21,218	978,108
Capitalized borrowing costs	-	-	-	-	349	-	349
Disposals / Consumptions	-	(1,278)	(10,025)	(4,546)	(21,263)	(691)	(37,803)
Transfers	(6,628)	201,317	153,015	5,331	(359,664)	-	(6,629)

Values at the end of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Depreciation
Accumulated at the beginning of the year	-	(648,820)	(1,960,146)	(123,936)	-	(2,013)	(2,734,915)

Translation differences	-	76,255	156,373	9,262	-	286	242,176
Depreciation charge	-	(101,891)	(206,962)	(5,182)	-	(1,337)	(315,372)
Disposals / Consumptions	-	522	4,836	2,857	-	(1)	8,214

Accumulated at the end of the year	-	(673,934)	(2,005,899)	(116,999)	-	(3,065)	(2,799,897)

At December 31, 2012	498,757	1,094,260	1,748,551	25,629	1,021,352	49,568	4,438,117

	Year ended December 31, 2011
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	489,750	1,799,404	4,088,812	152,280	312,749	37,148	6,880,142

Translation differences	(59,328)	(158,079)	(397,830)	(12,920)	(49,772)	(2,955)	(680,883)
Additions	46,565	2,514	4,171	4,359	470,323	3,171	531,103
Disposals / Consumptions	-	(10,412)	(10,458)	(3,942)	(1,315)	(133)	(26,260)
Transfers	-	86,869	106,521	6,749	(200,139)	-	(0)

Values at the end of the year	476,987	1,720,296	3,791,217	146,526	531,846	37,231	6,704,102

Depreciation
Accumulated at the beginning of the year	-	(611,089)	(1,936,395)	(127,363)	-	(1,610)	(2,676,457)

Translation differences	-	53,672	189,656	10,570	-	130	254,028
Depreciation charge	-	(96,190)	(222,775)	(9,393)	-	(570)	(328,928)
Disposals / Consumptions	-	4,787	9,369	2,250	-	37	16,443

Accumulated at the end of the year	-	(648,820)	(1,960,146)	(123,936)	-	(2,013)	(2,734,915)

At December 31, 2011	476,987	1,071,476	1,831,071	22,590	531,846	35,218	3,969,187

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

13.              INTANGIBLE ASSETS, NET

	Year ended December 31, 2012
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,806

Translation differences	(8,003)	-	-	(149)	-	-	(8,152)
Additions	35,496	-	8,988	-	-	-	44,484
Transfers	-	-	-	-	-	-	-

Values at the end of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Depreciation
Accumulated at the beginning of the year	(85,259)	(50,849)	-	(125,304)	(55,684)	-	(317,096)

Translation differences	6,653	-	-	-	(6)	-	6,647
Depreciation charge	(7,379)	(8,883)	-	(31,001)	(8,220)	-	(55,483)

Accumulated at the end of the year	(85,985)	(59,732)	-	(156,305)	(63,910)	-	(365,932)

At December 31, 2012	79,530	51,589	26,658	133,867	9,755	663,807	965,206

	Year ended December 31, 2011
	Information system projects	Mining concessions	Exploration costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	117,983	109,809	24,539	324,670	81,023	750,127	1,408,151

Translation differences	(14,306)	(14,981)	(1,929)	(34,349)	(7,358)	(86,320)	(159,243)
Additions	34,345	-	11,553	-	-	-	45,898
Transfers	-	16,493	(16,493)	-	-	-	-

Values at the end of the year	138,022	111,321	17,670	290,321	73,665	663,807	1,294,807

Depreciation
Accumulated at the beginning of the year	(82,411)	(47,600)	-	(108,711)	(47,701)	-	(286,423)

Translation differences	8,372	6,635	-	15,032	6,349	-	36,388
Depreciation charge	(11,220)	(9,884)	-	(31,625)	(14,332)	-	(67,061)

Accumulated at the end of the year	(85,259)	(50,849)	-	(125,304)	(55,684)	-	(317,096)

At December 31, 2011	52,763	60,472	17,670	165,017	17,981	663,807	977,710

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2012	2011
At the beginning of the year	94,875	96,212

Other comprehensive income	(276,420)	(11,404)
(Disposals)/Acquisitions	2,243,610	(70)
Dividends received from non-consolidated companies	(4,718)	-
Equity in earnings of non-consolidated companies	(71,499)	10,137
Impairment charge	(275,334)	-

At the end of the year	1,710,514	94,875

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (1)	Brazil	Manufacturing and selling of steel products	22.71%	-	1,592,340	-
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (2)	Mexico	Exploration, exploitation and pelletizing of iron ore	50.00%	50.00%	106,167	85,563
Exiros B.V. (3)	Netherlands	Holding company	50.00%	50.00%	8,986	7,299
Finma S.A.I.F. (4)	Argentina	Consulting and financial services company	33.33%	33.33%	1,977	1,429
Arhsa S.A. (4)	Argentina	Consulting and financial services company	33.33%	33.33%	867	380
Techinst S.A. (5)	Argentina	Consulting and financial services company	33.33%	33.33%	177	204
					1,710,514	94,875

(1) Indirectly through the participation in Prosid Investments S.C.A., Siderar S.A.I.C. and Ternium Investments S.à r.l. since January 16, 2012.

(2) Indirectly through the participation in Ternium México S.A. de C.V.

(3) Indirectly through the participation in Ternium Investments Switzerland A.G.

(4) Indirectly through the participation in Siderar S.A.I.C.

(5) Indirectly through the participation in Ternium Treasury Services S.A.

Value of investment	USIMINAS

At January 1, 2012	-
Purchase consideration	2,243,610
Dividends received	(4,718)
Share of results	(88,556)
Other comprehensive income	(282,662)
Impairment charge	(275,334)

At December 31, 2012	1,592,340

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

For information related to Usiminas’ net assets and results as of and for the year ended December 31, 2012, see note 3 (a).

The following information includes net assets in connection with the investment in Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V.. As mentioned in note 4, this investment was deconsolidated retrospectively, as it was proportionately consolidated until December 31, 2011.

Summarized balance sheet (in million USD)	As of December 31,
	2012	2011

Assets
Non-current	184	144
Current	127	100

Total Assets	311	244

Liabilities
Non-current	(28)	(25)
Current	(71)	(48)

Total Liabilities	(99)	(73)

Net assets	212	171

15.              OTHER INVESTMENTS, NET – NON CURRENT

	As of December 31,
	2012	2011
Investments in debt instruments	6,950	13,900
Others	187	187
Other investments, net – Non-current	7,137	14,087

16.              RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
Receivables with related parties (Note 28)	115	197
Employee advances and loans	7,792	8,163
Advances to suppliers for the purchase of property, plant and equipment	57,347	98,455
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 28)	4,314	290
Tax credits	295	12,582
Others	2,964	4,514
Receivables, net – Non-current	72,827	124,201

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

16.              RECEIVABLES, NET – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2012	2011
Value added tax	73,716	12,014
Tax credits	36,371	43,299
Employee advances and loans	8,922	8,980
Advances to suppliers	32,877	5,841
Advances to suppliers with related parties (Note 28)	8	955
Expenses paid in advance	5,075	6,962
Government tax refunds on exports	3,840	3,092
Receivables with related parties (Note 28)	1,772	286
Others	24,631	10,086
Receivables, net – Current	187,212	91,515

17.              TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
Trade receivables	5,029	7,672
Allowance for doubtful accounts (Note 20)	-	(146)
Trade receivables, net – Non-current	5,029	7,526

	As of December 31,
	2012	2011
Current accounts	726,986	715,543
Trade receivables with related parties (Note 28)	23,458	46,363
Allowance for doubtful accounts (Note 20)	(15,304)	(16,002)
Trade receivables, net - Current	735,140	745,904

18.              INVENTORIES, NET

	As of December 31,
	2012	2011
Raw materials, materials and spare parts	575,212	580,150
Goods in process	1,001,625	1,055,660
Finished goods	397,765	414,586
Goods in transit	91,637	133,032
Obsolescence allowance (Note 20)	(66,102)	(59,912)
Inventories, net	2,000,137	2,123,516

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

19.              CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2012	2011
(i) Other investments
Deposits with maturity of more than three months	160,750	281,676

(ii) Cash and cash equivalents
Cash and banks	98,052	115,502
Restricted cash	941	248
Deposits with maturity of less than three months	461,314	2,042,294
Cash and cash equivalents	560,307	2,158,044

20.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non-current	Deducted from assets	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters
Year ended December 31, 2012
Values at the beginning of the year	146	15,340
Translation differences	(5)	(1,488)
Additions	-	6,185
Reversals	(141)	(431)
Uses	-	(2,108)
At December 31, 2012	-	17,498

Year ended December 31, 2011
Values at the beginning of the year	354	16,144
Translation differences	(23)	(2,228)
Additions	-	31,289
Reversals	(185)	(1,357)
Uses	-	(28,508)
At December 31, 2011	146	15,340

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

20.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets
	Allowance for doubtful accounts	Obsolescence allowance
Year ended December 31, 2012
Values at the beginning of the year	16,002	59,911
Translation differences	(174)	(1,676)
Additions	1,442	27,769
Reversals	(445)	(15,480)
Uses	(1,521)	(4,422)
At December 31, 2012	15,304	66,102

Year ended December 31, 2011
Values at the beginning of the year	16,860	67,488
Translation differences	(1,103)	(7,305)
Additions	2,640	32,458
Reversals	(2,133)	(26,261)
Uses	(262)	(6,469)
At December 31, 2011	16,002	59,911

21.              DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	Year ended December 31,
	2012	2011
At beginning of the year	(732,475)	(857,087)

Translation differences	34,442	82,177
Effect of changes in tax rate	(5,769)	-
Deferred tax credit (charge)	34,252	42,435

At the end of the year	(669,550)	(732,475)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

21.              DEFERRED INCOME TAX

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	Fixed assets	Inventories	Intangible assets	Other	Total at December 31, 2012

At beginning of year	(580,780)	(59,415)	(49,881)	(169,700)	(859,776)

Translation differences	18,198	38	1,512	19,222	38,970
Effect of changes in tax rate	(1,232)	(1,159)	-	-	(2,391)
Income statement credit (charge)	47,872	12,154	(20,341)	(16,104)	23,581
At the end of the year	(515,942)	(48,382)	(68,710)	(166,582)	(799,616)

Deferred tax assets	Provisions	Trade Receivables	Tax losses (1)	Other	Total at December 31, 2012

At beginning of year	60,414	8,804	15,879	42,204	127,301

Translation differences	(3,341)	(373)	-	(814)	(4,528)
Effect of changes in tax rate	-	-	(3,481)	103	(3,378)
Income statement credit (charge)	(2,415)	(140)	5,795	7,431	10,671
At the end of the year	54,658	8,291	18,193	48,924	130,066

(1) As of December 31, 2012, the recognized deferred tax assets on tax losses amount to USD 18,193 and the net unrecognized deferred tax assets amount to USD 15,659. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2012	2011
Deferred tax assets to be recovered after more than 12 months	83,341	73,102
Deferred tax liabilities to be settled after more than 12 months	(720,231)	(799,749)
	(636,890)	(726,647)

22.              OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2012	2011
(i) Other liabilities - Non-current
Termination benefits	3,323	4,238
Pension benefits	175,802	151,752
Other	45,831	40,984
Other liabilities – Non-current	224,956	196,974

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

22.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Pension benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	As of December 31,
	2012	2011
Present value of unfunded obligations	282,824	246,825
Unrecognized prior service costs	(3,150)	(3,529)
Unrecognized actuarial losses	(83,465)	(71,646)
Fair value of plan assets	(20,407)	(19,898)
Liability in the statement of financial position	175,802	151,752

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2012	2011
Current service cost	6,276	6,000
Interest cost	21,805	21,708
Amortization of prior service costs	658	818
Net actuarial losses recognized in the year	3,726	2,185
Total included in labor costs	32,465	30,711

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	As of December 31,
	2012	2011
At the beginning of the year	151,752	162,189

Transfers, new participants and funding of the plan	(17,445)	(19,321)
Total expense	32,465	30,711
Translation differences	10,927	(20,764)
Contributions paid	(1,897)	(1,063)
At the end of the year	175,802	151,752

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

22.              OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

The principal actuarial assumptions used were as follows:

Mexico	Year ended December 31,
	2012	2011
Discount rate	8.25%	8.75%
Rate of compensation increase	4.00%	4.00%

Argentina	Year ended December 31,
	2012	2011
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2012	2011
(ii) Other liabilities – Current
Payroll and social security payable	70,070	95,684
Termination benefits	10,459	8,547
Related Parties (Note 28)	3,323	4,052
Others	4,688	4,640
Other liabilities – Current	88,540	112,923

23.              DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2012 and 2011 were as follows:

	As of December 31,
	2012	2011
Contracts with positive fair values:

Foreign exchange contracts	64	50
	64	50
Contracts with negative fair values:

Interest rate swap contracts	(271)	(19,264)
Foreign exchange contracts	-	(10,638)
	(271)	(29,902)

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2012, most of the Company’s long-term borrowings were at variable rates.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

23.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

On February 23, 2007, Ternium Mexico entered into several interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 140 million, in an average range of 4.19% to 6.00%. These agreements were due in March 2012.

On June 18, 2008, Ternium Mexico entered into several knock-in swap agreements in an average swap level of 5.22% and a knock-in level of 2.5%. These agreements were due in July 2012 and as of December 31, 2012, there is no residual on the notional amount.

On September 27, October 12 and November 5, 2012, Tenigal entered into several interest rate starting forward swap agreements that fix the interest rate to be paid over an aggregate amount of USD 45 million, in an average rate of 1.71% to 1.74%. These agreements will be effective starting on July 2014, will be due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2012, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.2) million.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income Tax	Total

At December 31, 2010	(31,964)	9,590	(22,374)
(Decrease) / Increase	(657)	197	(460)
Reclassification to income statement	22,994	(6,898)	16,096
At December 31, 2011	(9,627)	2,889	(6,738)
(Decrease) / Increase	(553)	165	(388)
Reclassification to income statement	9,910	(2,973)	6,937
At December 31, 2012	(270)	81	(189)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2012 (amounting to a loss of USD 0.3 million) is expected to be reclassified to the income statements beginning on July 2014.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2011, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. The notional amount hedged as of December 31, 2012 was ARS 1.4 billion with an average forward price of 5.27 ARS per USD.

Furthermore, during 2011, Ferrasa Colombia S.A.S. has been hedging the exposure of certain trade receivables denominated in its local currency through non-deliverable forward agreements. As of December 31, 2012, there is no residual notional amount on these agreements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

23.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

On December 14, 2011, Ternium Mexico S.A. de C.V. entered into a forward agreement over an aggregate notional amount of MXN 627.5 million, at an exchange rate of 13.94 MXN per USD, to manage its operating exposure in MXN. This agreement were due in January 19, 2012 and as of December 31, 2012, there is no residual notional amount on this agreement.

During December 2011 and in connection with the purchase of the investment in Usiminas (see note 3 (a)), both Ternium Investments S.a.r.l., through its Zug branch, and Prosid Investments entered into several non-deliverable forward and forward exchange collar agreements to manage the exchange rate exposure generated by the share purchase agreement in BRL against USD. The notional amount hedged as of December 31, 2011 by Ternium Investments S.a.r.l. and Prosid Investments was BRL 2.9 billion and BRL 1.0 billion, respectively. These agreements were due in January 2012 and had been accounted for as cash flow hedges. As of December 31, 2012, there is no residual cash flow hedge reserve related to these agreements.

The net fair values of the exchange rate derivative contracts as of December 31, 2012 and December 31, 2011 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2012	2011

BRL/USD	ND Forward (1)	-	-	(8,902)
ARS/USD	ND Forward	1.4 billion ARS	64	(1,653)
MXN/USD	Forward	-	-	(83)
COP/USD	ND Forward	-	-	50
			64	(10,588)

(1)   These foreign exchange contracts were accounted for as cash flow hedges.

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

24.              BORROWINGS

	As of December 31,
	2012	2011
(i) Non-current
Bank borrowings	1,309,743	951,469
Less: debt issue costs	(6,990)	(2,974)
	1,302,753	948,495
(ii) Current
Bank borrowings	1,127,007	1,050,068
Less: debt issue costs	(5,397)	(2,427)
	1,121,610	1,047,641

Total Borrowings	2,424,363	1,996,136

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

24.              BORROWINGS (continued)

The maturity of borrowings is as follows:

	Expected Maturity Date
				At December 31, (1)
	2013	2014	2015 and thereafter	2012	2011

Fixed Rate	536,159	17,599	17,002	570,760	484,996
Floating Rate	585,450	617,378	650,775	1,853,603	1,511,140

Total	1,121,609	634,977	667,777	2,424,363	1,996,136

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentina pesos and which also include the effect of derivative financial instruments- at year-end were as follows:

	As of December 31,
	2012	2011
Bank borrowings	5.99%	5.13%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2012 and 2011, respectively.

Breakdown of borrowings by currency is as follows:

Currencies	Contract	As of December 31,
		2012	2011
USD	Floating	1,699,371	1,357,795
USD	Fixed	5,522	1,690
ARS	Floating	328	467
ARS	Fixed	542,686	460,946
BRL	Floating	18,028	17,177
COP	Floating	135,876	125,300
CRC	Fixed	6,887	6,475
GTQ	Fixed	15,665	15,885
MXN	Floating	-	10,401
Total Borrowings		2,424,363	1,996,136

USD: US dollars; ARS: Argentine pesos; BRL: Brazilian reales; MXN: Mexican pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

On April 6, 2011, the Company’s subsidiary Ternium Mexico, S.A. de C.V. (Ternium Mexico), Crédit Agricole Corporate and Investment Bank, acting as Administrative Agent, and certain banks parties to a loan agreement dated as of July 12, 2007, partially refinanced a syndicated loan facility that had been incurred to finance Ternium’s 2007 acquisition of Grupo Imsa, a company subsequently merged into Ternium Mexico.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

24.              BORROWINGS (continued)

The outstanding balance of the facility refinanced amounted to USD 1.0 billion. As part of the refinancing, the final maturity date of bank loans in a principal amount of USD 0.8 billion was extended to July 23, 2014 (with the extended loans being payable in four consecutive and equal semi-annual installments commencing on January 26, 2013), and the applicable margin structure for the extended loans was amended. On July 26, 2012, Ternium Mexico repaid the remaining USD 0.2 billion principal amount of the loans that was not refinanced.

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 17.3 million as of December 31, 2012.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.

On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.

On June 8, October 31 and October 15, 2012 the Company was notified of a ruling issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 1.8 million as of December 31, 2012 as management considers there could be a potential cash outflow.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(b) Ternium Mexico. SAT – Income tax claim for fiscal year 2004

On January 26, 2012, the Mexican tax authorities notified Ternium Mexico and its subsidiary Acerus S.A. de C.V. of a tax assessment that challenges the value attributed by a predecessor of Acerus to a capital reduction made in 2004 (i.e., prior to the Company’s investment in Ternium Mexico’s predecessor Grupo Imsa in 2007) and assesses an income tax deficiency. The tax authorities assert that the capital reduction should have been valued at a price significantly higher than the value attributed at the time by the shareholder. The proposed assessment represents an estimated contingency of MXN 4,230 Million (approximately USD 325 million) at December 31, 2012, in taxes and penalties. On April 2, 2012, Ternium Mexico filed an appeal to this assessment before the Mexican tax authorities and reserved the right to further appeal to the tax courts. The Company believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a)   Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 79.9 million and is due to terminate in 2018.

(b)   Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 99.8 million.

(c) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon.  The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 52.7 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 141.3 million to satisfy the requirements through 2030 of a new separation facility to be constructed as part of Siderar's expansion plan.  As a result of the several global crises that began in 2008 and the uncertainties surrounding the evolution of steel demand in the domestic and global markets, Siderar put the new separation facility project on hold and the parties engaged in discussions for the renegotiation of the contract.  In February 2011, Siderar and Air Liquide Argentina reached agreement on the terms of the renegotiation; the obligations of the parties under the agreement related to the new separation facility were suspended through September 30, 2012, and Siderar agreed to purchase from Air Liquide Argentina certain equipment for an aggregate amount of approximately USD 21.8 million. As of December 31, 2012, Siderar paid advances in connection with equipment purchase orders in an amount of USD 12.8 million. On May 15, 2012, Siderar notified to Air Liquide Argentina its decision to resume the construction of the new facility and, as a result, Air Liquide Argentina will be required to repurchase all the equipment purchase orders at the price paid by Siderar. On January 30, 2013, Siderar and Air Liquide Argentina reached a new agreement on the new term for the separation facility project and the parties’ rights and obligations related to it. As a consequence of this new agreement, Air Liquide Argentina will have to repurchase the purchase orders of the previously mentioned equipment.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d)  Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 444.2 million to be expended during 2013.

(e) The production process of Ternium Mexico’s (former Hylsa's plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply to four of Mexico’s plants of a contracted electrical demand of 111.2 MW, for a contracted amount of USD 0.8 billion, which is due to terminate in 2027. There are no penalties if consumption is lower in 30 MW per year. This contract effectively started on April 30, 2002, and currently supplies approximately 24% of Ternium Mexico's electricity needs.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 183 million and the contract will terminate in 2018.

(g) Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International Investment Holding and Donkuk Steel Mill Co., were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited (now Tata Steel UK Limited) dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers could be required to purchase, in the aggregate, approximately 78% of the steel slab production of Corus’ former Teesside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year, of the total production.

In addition, the off-takers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).

On April 7, 2009, Ternium Procurement S.A., together with the other off-takers, declared the early termination of the off-take framework agreement and their respective off-take agreements with Corus pursuant to a provision allowing the off-takers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event, stated that it would pursue specific performance and initiated an arbitration proceeding against the off-takers and Ternium Mexico (as guarantor of Ternium Procurement’s obligations) seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus did not quantify but stated that would exceed USD 150 million  (approximately USD 29.7 million in the case of Ternium Procurement), the maximum aggregate cap on liability that the off-takers would have under the off-take framework agreement (a limitation that Corus disputed).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In addition, Corus threatened to submit to arbitration further claims in tort against the off-takers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The off-takers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD 150 million.

On May 12, 2009, Corus, by a letter from its lawyers, alleged that the off-takers's termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, for all losses caused by the alleged off-takers’ wrongful repudiation of the agreements, however, would be maintained. On July 9, 2009, Corus submitted an amended request for arbitration adding tortious claims against the off-takers and adding to its claims the payment of punitive or exemplary damages.

On December 21, 2010, the arbitration tribunal issued a partial final award where it held that the off-takers had invalidly terminated the off-take agreements. The tribunal also held that the maximum aggregate USD 150 million liability cap (out of which approximately USD 29.7 million corresponds to Ternium Procurement) provided in the off-take framework agreement applied to all of Corus’s claims against the off-takers, including tort as well as contract claims. The tribunal formally admitted new claims and counterclaims into the arbitration proceedings on April 10, 2011.

On April 15, 2011, the arbitration tribunal issued a second partial final award where it held that the off-takers should pay to the claimant GBP 1.6 million for its reasonable legal and other costs incurred before the first partial final award.  The off-takers paid that amount around mid-May. In addition, on May 27, 2011, the off-takers paid to Tata an aggregate amount of USD 16.3 million (of which Ternium Procurement paid USD 3.2 million) as indemnification for one of its claims under the arbitration proceedings.

On June 16, 2011, Tata, the off-takers and Ternium Mexico settled the dispute, and the off-takers, in exchange for a full release and discharge of each of them and their respective representatives and affiliates, from all claims and disputes that Tata may have against any of them in relation to the off-take framework agreement and its related agreements, agreed to pay to Tata an aggregate amount of USD 124 million (including the USD16.3 million previously paid) and authorized their agent under the off-take agreements to transfer to Tata UK£1.8 million and €0.5 million which had been received by the agent from the off-takers under the off-take framework agreement before the early termination of such agreement. Ternium Procurement paid to Tata its share of the settlement amount (i.e., USD21.3 million) on June 17, 2011.

On June 21, 2011, Tata notified the arbitration tribunal that the arbitration proceedings were withdrawn. On July 8, 2011 and as a consequence of the settlement reached among the parties, the tribunal declared the termination of the arbitration proceedings.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

25.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(iii)  Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2012, this reserve reached the above-mentioned threshold.

As of December 31, 2012, Ternium may pay dividends up to USD 6.0 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

At December 31, 2012
Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2011 (1)	5,982,630
Loss for the year	(7,329)
Total shareholders’ equity under Luxembourg GAAP	9,594,640

(1) As a result of the repurchase of its own shares from Usiminas on February 15, 2011 (see Note 30), the Company is required under applicable Luxembourg law to create a new non-distributable reserve in the amount of USD 150 million.

26.              EARNINGS PER SHARE

As of December 31, 2012, the capital was USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.

For fiscal years 2012, 2011 and 2010, the weighted average of shares outstanding totaled 1,963,076,776, 1,968,327,917 and 2,004,743,442 shares, respectively. See note 30.

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year.

	2012	2011	2010
Profit from continuing operations attributable to equity holders of the Company	139,235	513,540	622,076

Weighted average number of ordinary shares in issue	1,963,076,776	1,968,327,917	2,004,743,442

Basic and diluted earnings per share from continuing operations attributable to equity holders of the Company (USD per share)	0.07	0.26	0.31

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

27.              DISCONTINUED OPERATIONS – NATIONALIZATION OF SIDOR

On March 31, 2008, Ternium S.A. (the “Company”) controlled, through its Spanish subsidiary Consorcio Siderurgia Amazonia S.L. (“Amazonia”), approximately 59.7% of Venezuelan steelmaker Sidor C.A., while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor. On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor, and on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations.

On May 7, 2009, the Company and Amazonia completed the transfer of their entire 59.7% interest in Sidor to CVG, and the Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares.  Of that amount, CVG paid USD 400 million in cash at closing.  The balance was divided in two tranches: the first tranche of USD 945 million was scheduled to be paid in six equal quarterly installments beginning in August 2009 until November 2010, while the second tranche would be due in November 2010, subject to quarterly mandatory prepayment events. CVG made all payments required to be made under the agreements governing the transfer of Sidor to Venezuela except for November 2010 payment.

On December 18, 2010, the Company and Amazonia reached an agreement with CVG on the rescheduling of the unpaid balance of USD 257.4 million, and CVG agreed to make a USD 7 million cash payment and five quarterly installments, beginning on February 15, 2011 and ending on February 15, 2012.  The final two installments, however, were not paid when due and, on July 20, 2012, the Company and Amazonia initiated arbitration proceedings against Venezuela before the International Centre for Settlement of Investment Disputes (ICSID), seeking payment of the unpaid amounts. On October 10, 2012, the Company received the payment of the outstanding amount of USD 136.7 million. The receipt of that payment resolved the pending dispute relating to the nationalization of Sidor.

In the year ended December 31, 2012 and 2011, the Company recorded gains in the amount of USD 0.4 million and USD 11.4 million, respectively. These gains are included in “Interest income” in the Income Statement and represent the accretion income over the receivable held against CVG.

28.              RELATED PARTY TRANSACTIONS

As of December 31, 2012, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

28.              RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Year ended December 31,
	2012	2011	2010
(i) Transactions

(a) Sales of goods and services
Sales of goods to non-consolidated parties	171	14,182	-
Sales of goods to other related parties	216,392	167,786	172,337
Sales of services and others to non-consolidated parties	173	109	65
Sales of services and others to other related parties	616	1,682	1,763
	217,352	183,759	174,165
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	312,106	111,900	84,206
Purchases of goods from other related parties	75,482	58,219	49,735
Purchases of services and others from non-consolidated parties	43,708	42,762	38,939
Purchases of services and others from other related parties	248,647	129,844	114,377
	679,943	342,725	287,257
(c) Financial results
Income with non-consolidated parties	-	95	78
Expenses with non-consolidated parties	(308)	(21)	(982)
	(308)	74	(904)
(d) Dividends Received
Dividends received from non-consolidated parties	4,718	-	302

(ii) Period-end balances		At December 31,
		2012	2011
a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties		1,102	16,124
Receivables from other related parties		24,243	30,723
Advances to suppliers with other related parties		4,321	1,245
Payables to non-consolidated parties		(69,746)	(24,042)
Payables to other related parties		(68,792)	(50,265)
Borrowings to non-consolidated parties		-	(12,182)
		(108,872)	(38,397)

(iii) Officers and Directors’ compensation

During the year ended December 31, 2012 the cash compensation of Officers and Directors amounted to USD 13,076. In addition, Officers received 660.000 Units for a total amount of USD 1,883 in connection with the incentive retention program mentioned in note 4 (n)(3).

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

29.              INVESTMENTS IN MEXICO

On October 4, 2010, Ternium and Nippon Steel Corporation signed a definitive agreement to form an operation in Mexico for the manufacturing and sale of hot-dip galvanized and galvannealed steel sheets to serve the Mexican automobile market.  The company was established in November 2010 and operates under the name of Tenigal, S.R.L. de C.V. Ternium and Nippon Steel hold 51% and 49% participations in Tenigal, respectively.

Tenigal plans to build a hot-dip galvanizing plant in the vicinity of Monterrey City (equivalent to the state-of-the-art equipment now in operation at Nippon Steel’s steelworks in Japan) with a production capacity of 400,000 metric tons per year.  Ternium expects that construction of the facility would require a total investment of approximately USD 350 million. The plant is currently expected to commence production of high-grade and high-quality galvanized and galvannealed automotive steel sheets, including outer-panel and high-strength qualities, in 2013. Tenigal is expected to serve the requirements of the growing automotive industry in Mexico, including those of the Japanese car makers.

In addition, Ternium Mexico plans to construct new pickling, cold-rolling, annealing and tempering lines at the same site. Part of the output from these lines will be used to supply the Tenigal plant. Ternium expects that construction of these lines would require a total investment of approximately USD 700 million. As of December 31, 2012, the amount invested in property, plant and equipment totaled USD 245 million.

30.              REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING

On January 31, 2011, Ternium entered into a transaction and registration rights agreement with its 14.3% shareholder Usiminas and Techint Holdings S.à.r.l. (“Techint”).  The transaction and registration rights agreement provided, among other things, for a SEC-registered underwritten public offering of up to all of Ternium shares held by Usiminas (less the number of shares that Ternium and Techint agreed to purchase as discussed below) in the form of ADSs listed on the New York Stock Exchange. Neither Ternium nor Techint offered to sell any Ternium shares or ADSs in the public offering.

On February 9, 2011, Ternium and Techint, following the pricing of the underwritten public offering mentioned above, entered into purchase agreements with Usiminas relating to their concurrent purchase transactions of Ternium shares.  Under these agreements, on February 15, 2011, Ternium and Techint purchased from Usiminas 41,666,666 and 27,777,780 Ternium shares for a total consideration of USD 150 million and USD 100 million, respectively.  In connection with the sale of Ternium’s shares by Usiminas, Ternium collected a USD 10.2 million fee, included in “Other operating income (expenses), net” and was reimbursed of all expenses relating to the offering and concurrent purchase.

Following consummation of these transactions, Techint owns directly 62.02% of the Company’s share capital and Tenaris holds directly 11.46% of the Company’s share capital (both including treasury shares) and Usiminas no longer owns any Ternium shares.  In addition, the two members of Ternium’s Board of Directors nominated by Usiminas resigned from the Ternium Board.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

30.              REPURCHASE OF SHARES FROM USIMINAS CONCURRENTLY WITH SECONDARY PUBLIC OFFERING (continued)

Related to the dividends distributed on May 2, 2012, and June 9, 2011, and as these treasury shares are held by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million and USD 3.1 million, respectively, were included in equity as less dividend paid.

31.              OTHER REQUIRED DISCLOSURES

(a)    Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income Tax	Total

At December 31, 2010	(31,964)	9,590	(22,374)	(679,457)
(Decrease) / Increase	(657)	197	(460)	(433,633)
Reclassification to income statement	22,994	(6,898)	16,096	-
At December 31, 2011	(9,627)	2,889	(6,738)	(1,113,090)
(Decrease) / Increase	(553)	165	(388)	(425,448)
Reclassification to income statement	9,910	(2,973)	6,937	-
At December 31, 2012	(270)	81	(189)	(1,538,538)

(b)    Statement of cash flows

		Year ended December 31,
		2012	2011	2010
(i)	Changes in working capital (1)
	Inventories	20,250	(410,088)	(496,678)
	Receivables and others	(86,319)	(8,635)	32,487
	Trade receivables	38,219	(136,547)	(170,630)
	Other liabilities	(41,456)	25,332	63,062
	Trade payables	92,839	130,646	134,681
		23,533	(399,292)	(437,078)
(ii)	Income tax accrual less payments
	Tax accrued (Note 11)	264,567	311,656	406,193
	Taxes paid	(220,197)	(571,920)	(179,838)
		44,370	(260,264)	226,355
(iii)	Interest accruals less payments
	Interest accrued	150,302	105,570	70,771
	Interest paid	(149,486)	(62,523)	(70,830)
		816	43,047	(59)

(1) Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

32.              RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2012 and have not been early adopted:

(i) International Accounting Standard 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) must be applied for annual periods beginning on or after 1 January 2013. See also note 4 (n)(1).

(ii) International Accounting Standard 1 (amended 2011), “Presentation of financial statements”

In June 2011, the IASB issued IAS 1 (amended 2011), “Presentation of financial statements”. The amendment requires entities to separate items presented in Other Comprehensive Income into two groups, based on whether or not they may be recycled to profit or loss in the future.  IAS 1 (amended 2011) must be applied for annual periods beginning on or after 1 July 2012.

(iii) International Financial Reporting Standard 9 (amended 2011), “Financial Instruments”

In November 2009, the IASB issued IFRS 9 “Financial Instruments” which establishes principles for the financial reporting of financial assets by simplifying their classification and measurement. This interpretation is applicable for annual periods beginning on or after 1 January 2015. Earlier application is not permitted for entities that prepare financial statements in accordance with IFRS as adopted by the EU, since the interpretation is not yet adopted by the EU.

(iv) International Financial Reporting Standard 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. IFRS 13 explains how to measure fair value and aims to enhance fair value disclosures. IFRS 13 must be applied for annual periods beginning on or after 1 January 2013.

(v) IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”

In October 2011, the IFRIC issued IFRIC Interpretation 20, “Stripping costs in the production phase of a surface mine”. IFRIC addresses the recognition of production stripping costs as an asset and the measurement of the stripping activity asset. IFRIC 20 must be applied for annual periods beginning on or after 1 January 2013.

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

The following standards, amendments to standards and interpretations are not effective for the financial year beginning January 1, 2012, but the Company has decided to early adopt them:

(i) International Financial Reporting Standard 10, “Consolidated financial statements”

In May 2011, the IASB issued IFRS 10, “Consolidated financial statements”. IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 and SIC-12. IFRS 10 must be applied for annual periods beginning on or after 1 January 2013.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

32.              RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

(ii) International Financial Reporting Standard 11, “Joint arrangements”

In May 2011, the IASB issued IFRS 11, “Joint arrangements”. IFRS 11 sets out the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that defined type of joint arrangement. IFRS 11 must be applied for annual periods beginning on or after 1 January 2013.

(iii) International Financial Reporting Standard 12, “Disclosures of interest in other entities”

In May 2011, the IASB issued IFRS 12, “Disclosures of interest in other entities”. This standard includes the disclosure requirements for all forms of interest in other entities. IFRS 12 must be applied for annual periods beginning on or after 1 January 2013.

33.              FINANCIAL RISK MANAGEMENT

1)    Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2012. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD	ARS

US dollar (USD)	-	53
EU euro (EUR)	(53)	(8)
Mexican peso (MXN)	(180)	-
Colombian peso (COP)	(65)	-
Other currencies	4	-

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 2.1 million higher (USD 16.3 million lower as of December 31, 2011), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities. This effect would have been offset by the change in the currency translation adjustment recorded in equity.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 2.5 billion, the currency translation adjustment included in total equity would have been USD 24.5 million lower (USD 37.2 million lower as of December 31, 2011; see note 4 (b) (1)), arising from the adjustment on translation of the equity related to the Mexican peso, the Argentine peso, the Colombian peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments, which also includes the effect of derivative financial instruments, was 5.99% and 5.13% for 2012 and 2011, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2012 and 2011, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Ternium’s total variable interest rate debt amounted to USD 1,843 million (76.0% of total borrowings) at December 31, 2012 and USD 1,511 million (75.7% of total borrowings) at December 31, 2011.

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2012, excluding borrowings with derivatives contracts mentioned in Note 23(a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2012 would have been USD 21.6 million lower (USD 12.1 million lower as of December 31, 2011).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 25(ii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2012, trade receivables total USD 740.2 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 5.7 million, credit insurance of USD 507.0 million and other guarantees of USD 18.8 million.

As of December 31, 2012, trade receivables of USD 651.8 million were fully performing.

As of December 31, 2012, trade receivables of USD 71.1 million were past due. These trade receivables as of December 31, 2012, are past due less than 3 months.

The amount of the allowance for doubtful accounts was USD 15.3 million as of December 31, 2012.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2012, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	561
EU euro (EUR)	23
Argentine peso (ARS)	91
Mexican peso (MXN)	220
Colombian peso (COP)	105
1,000

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The Company has negotiated additional credit facilities in its Argentine subsidiaries and renegotiated a part of an existing credit facility in Mexico (see note 24).

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2013	2014	2015	2016	Thereafter

Borrowings	1,122	635	236	274	157
Interests to be accrued (1)	81	39	24	12	3
Trade payables and other liabilities	736	3	3	3	9
Derivatives financial instruments	-	-	-	-	-
Total	1,939	677	263	289	169

(1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2012 total borrowings less cash and cash equivalents and other current investments amounted to USD 1,703.3 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.27 and 0.23 as of December 31, 2012 and 2011, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

2)     Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

At December 31, 2012 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	46,196	-	46,196
Derivative financial instruments	-	64	64
Trade receivables	740,169	-	740,169
Other investments	16,737	150,963	167,700
Cash and cash equivalents	55,016	505,291	560,307

Total	858,118	656,318	1,514,436

At December 31, 2012 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	26,347	26,347
Trade payables	-	727,795	727,795
Derivative financial instruments	271	-	271
Borrowings	-	2,424,363	2,424,363

Total	271	3,178,505	3,178,776

At December 31, 2011 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Total

(i) Assets as per statement of financial position
Receivables	32,226	-	32,226
Derivative financial instruments	-	50	50
Trade receivables	753,430	-	753,430
Other investments	46,535	249,041	295,576
Cash and cash equivalents	26,345	2,131,699	2,158,044

Total	858,536	2,380,790	3,239,326

At December 31, 2011 (in USD thousands)	Derivatives	Other financial liabilities	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	13,117	13,117
Trade payables	-	670,282	670,282
Derivative financial instruments	29,902	-	29,902
Borrowings	-	1,996,135	1,996,135

Total	29,902	2,679,534	2,709,436

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Fair Value by Hierarchy

Following the requirements contained in paragraph 27B of IFRS 7, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements. Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

	Fair value measurement at December 31, 2012 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	505,291	389,032	116,259
Other investments	150,963	130,926	20,037
Derivatives financial instruments	64	-	64
Total assets	656,318	519,958	136,360

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	271	-	271
Total liabilities	271	-	271

	Fair value measurement at December 31, 2011 (in USD thousand):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	2,131,699	1,971,016	160,683
Other investments	249,041	213,654	35,387
Derivatives financial instruments	50	-	50
Total assets	2,380,790	2,184,670	196,120

Financial liabilities at fair value through profit or loss
Derivatives financial instruments	29,902	-	29,902
Total liabilities	29,902	-	29,902

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

3)     Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

33.              FINANCIAL RISK MANAGEMENT (continued)

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2012, the effective portion of designated cash flow hedges amounts to USD 0.2 million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 23. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4)    Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010

34.              SUBSEQUENT EVENTS

On February 4, 2013, the Company announced that it was made aware by Tenaris S.A. (Tenaris) of the filing of a lawsuit in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.àr.l., its subsidiary Siderar, and Confab Industrial S.A. (Confab), a Brazilian subsidiary of Tenaris. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012.

As informed by Tenaris, the CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or 28.8 Brazilian reais (BRL), and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%. None of the Ternium subsidiaries named in the CSN lawsuit has yet been properly notified of the claims.

Ternium believes that CSN’s allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil’s securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement. Accordingly, Ternium will defend itself vigorously.

Pablo Brizzio

Chief Financial Officer